For Immediate Release	Exhibit 99.1

Contact:	Mark H. Collin
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Reports Second Quarter Earnings

Hampton, NH – July 29, 2005: Unitil Corporation (AMEX: UTL) (www.unitil.com) today announced net income of $1.5 million for the second quarter of 2005. Earnings per common share were $0.27 for the second quarter of 2005 compared with earnings of $0.28 per share for the second quarter of 2004. Earnings for the second quarter of 2005 reflect higher electric and gas sales to residential and commercial customers, which were offset by lower electric sales to industrial customers. Unitil also recorded higher net operating costs in the second quarter of 2005 compared to the same period a year earlier.

Through the first six months of 2005, net income was $4.2 million compared to $4.3 million for the first six months of 2004. Through the first six months of 2005, earnings per share were $0.75 compared with earnings of $0.78 per share in the first six months of 2004 reflecting lower overall gas sales compared to last year and higher year over year net operating costs, including depreciation and audit fees.

“We continue to see solid growth in our customer base led by strong residential and commercial construction. This overall trend was somewhat muted by flat sales to industrial customers and lower overall energy usage per customer primarily reflecting record high fuel prices,” said Unitil Chairman, President and Chief Executive Officer Robert G. Schoenberger. “We are pleased with the continued growth of our unregulated energy brokering business, Usource, which achieved a 35% growth in revenues in the second quarter of 2005 compared to the same period in 2004.”

Total electric kilowatt-hour (kWh) sales decreased slightly, 0.4%, in the three months ended June 30, 2005 compared to the same period in 2004. This decrease reflects higher kWh sales to residential and commercial customers offset by lower kWh sales to industrial customers. For the six months ended June 30, 2005, total kWh sales were flat to the same period in 2004.

Total firm therm sales of natural gas increased 1.5% in the three months ended June 30, 2005 compared to the same period in 2005 and decreased 2.3% in the six months ended June 30, 2005 compared to the same period in 2004.

Total sales margin (Revenues less Purchased Electric and Gas and Conservation & Load Management) was $16.4 million and $34.8 million in the three and six month periods ended June 30, 2005. Total sales margin for the three month period in 2005 increased $0.9 million, or 4.7% compared with the same period in 2004, and total sales margin for the six month period in 2005 represents an increase of $1.2 million, or 3.5%, compared to the same period in 2004. The increases in total sales margin reflect the increase in gas sales in the second quarter and increased utility rates authorized by regulators to recover certain post retirement benefit costs and electric transmission costs. In addition, revenues from unregulated operations showed steady improvement, increasing by $118,000, or 35.3%, and $214,000, or 29.0% in the three and six month periods ended June 30, 2005, respectively, compared to the same periods in 2004.

Total Operation & Maintenance (O&M) expense increased $0.2 million, or 3.7% in the three month period ended June 30, 2005 compared to the same period in 2004. For the six month period ended June 30, 2005, total O&M expense was flat compared to the same period in 2004. The increase in the three month period reflects higher audit and legal fees of $0.3 million and higher salaries and compensation costs of $0.1 million, partially offset by lower retiree and employee benefit costs of $0.2 million. For the six month period, lower retiree and employee benefit costs of $0.3 million and lower property and casualty insurance costs of $0.1 million, were offset by higher audit and legal fees of $0.4 million. The higher audit fees in both the three and six month periods include expenditures to third parties related to the Company’s costs to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

Depreciation, Amortization, Taxes and Other increased $0.7 million, or 10.7% and $1.3 million, or 9.3% in the three and six months ended June 30, 2005, respectively, compared to the same periods in 2004. These increases were due to increases in depreciation and amortization on normal plant additions and regulatory assets. Interest Expense, net, increased $0.1 million, or 6.1% and $0.1 million, or 2.3% in the three and six months ended June 30, 2005, respectively, compared to the same periods in 2004. These increases were due to increases in short-term interest expense due to higher levels of short-term borrowings and higher short-term interest rates.

Unitil is a public utility holding company with subsidiaries providing electric service in New Hampshire and electric and gas service in Massachusetts and energy services throughout the Northeast. Its subsidiaries include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Service Corp. and its unregulated business segment Unitil Resources, Inc. Usource L.L.C. is a subsidiary of Unitil Resources, Inc.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

The following table details total kilowatt-hour (kWh) sales of electricity for the three and six months ended June 30, 2005 and 2004, by major customer class.

kWh Sales (000’s)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004	% Change	2005	2004	% Change
Residential	148,536	145,851	1.8%	335,252	330,730	1.4%
Commercial/Industrial	265,442	269,753	(1.6)%	535,402	540,143	(0.9)%

Total	413,978	415,604	(0.4)%	870,654	870,873	0.0%

Firm Therm Sales (000’s)

	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004	% Change	2005	2004	% Change
Residential	2,291	2,244	2.1%	7,842	8,045	(2.5)%
Commercial/Industrial	2,159	2,141	0.8%	7,654	7,811	(2.0)%

Total	4,450	4,385	1.5%	15,496	15,856	(2.3)%

Unitil Corporation Selected Financial Information (Amounts In Thousands, except Shares and Per Share Data) (Unaudited)
	Three Months Ended June 30,			Six Months Ended June 30,
	2005	2004	% Change	2005	2004	% Change
Condensed Financial Data
Operating Revenues	$51,439	$48,606	5.8%	$111,439	$108,099	3.1%
Purchased Electric and Gas and Conservation & Load Management	34,993	33,074	5.8%	76,614	74,464	2.9%

Sales Margin	16,446	15,532	5.9%	34,825	33,635	3.5%

Operation & Maintenance	5,936	5,725	3.7%	11,694	11,690	—
Depreciation, Amortization, Taxes & Other	7,199	6,504	10.7%	15,316	14,016	9.3%

Operating Income	3,311	3,303	0.2%	7,815	7,929	(1.4)%
Interest Expense, Net	1,732	1,632	6.1%	3,487	3,410	2.3%
Other	43	67	(35.8)%	82	109	(24.8)%

Net Income	1,536	1,604	(4.2)%	4,246	4,410	(3.7)%
Preferred Dividends	39	58	(32.8)%	78	117	(33.3)%

Net Income Applicable to Common Stock	$1,497	$1,546	(3.2)%	$4,168	$4,293	(2.9)%

Earnings per Common Share

Net Income Applicable to Common Stock	$0.27	$0.28		$0.75	$0.78

Weighted Average Common Shares Outstanding	5,563,115	5,519,913		5,555,390	5,514,355

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.